Filed by Prosperity Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Bancshares of Texas, Inc.
Commission File Number: 333-269187

SHAREHOLDER LETTER

A Message from Ken Burgess

It is amazing as I think back to when we started the bank in 1998. We raised $6.3 million from many of you who are still shareholders today. We have turned that initial investment into $275 million today, almost 25 years later. In fact, in the 4th quarter of 2022, the Company earned $11.1 million, almost double what our initial stake was. It has been a good run and we have contributed our Company’s resources, both monetarily and through the many service hours contributed by our team members to worthy projects in each of the communities we serve. Many people think only of money when they think of a bank. I think of people - the people we get to serve, the team members we become family with and the shareholders who support the vision of the Company.

There have been so many people on our team over the years who have given to this organization, to our communities, to the team members they work with and have lived the culture we have worked hard to create. There is no way I can recognize all that have played such a major role in our success. And our success is entirely the result of all these great people.

We are working to close our previously announced merger with Prosperity Bancshares, Inc. in the first half of 2023, although delays could occur. Much coordination is taking place between our team and the Prosperity team to ensure the transition goes as smoothly as possible for our customers, shareholders, and our team.

The Company saw a significant increase in earnings in 2022, with a return on average common equity of 13.94% vs. 9.52% in 2021. 2022 was by far the best year in our history.

For the 4th quarter of 2022, the Company saw a significant increase in earnings compared to the same quarter in 2021, with earnings per share coming in at $0.66 versus $0.25 in 2021. Earnings in the 4th quarter of 2022, were up to $11.01 million compared to $4.13 million in the fourth quarter of 2021. Full year 2022 earnings were $37.9 million compared to $24.9 million in the prior year.

We experienced good growth during 2022 in the balance sheet as well. Total assets grew $117 million, an increase of 5.7% from 2021. Compared with 2021, loans grew $112 million, a 7.4% increase and deposits grew $88 million, 5.1% increase.

We have scheduled a special shareholders’ meeting to be held virtually on March 3, 2023 at 10:00 a.m., Central Time to officially vote on the merger with Prosperity. If you were a record shareholder on January 25, 2023, you should have received a proxy statement/prospectus containing information regarding the merger and the special meeting.

This will likely be the last quarterly shareholder’s letter you receive from me. I want to thank all of you who have supported the FirstCapital Bank and our team members over the years.

Sincerely,

Ken L. Burgess, Jr.

CEO

SHAREHOLDER LETTER

Continued

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of First Bancshares of Texas, Inc. into Prosperity Bancshares, Inc., Prosperity has filed with the SEC a registration statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of First Bancshares. The registration statement includes a preliminary proxy statement/prospectus. The definitive proxy statement/prospectus has been sent to the shareholders of First Bancshares seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATE- MENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, FIRST BANCSHARES AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You may also be able to obtain these documents, when they are filed, free of charge, from Prosperity at http://www.prosperitybankusa.com. Copies of the proxy statement/prospectus can also be obtained, free of charge, by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 or to First Bancshares of Texas, Inc., 310 West Wall Street, Suite 1200, Midland, Texas 79701, Attention: Ken Burgess, (844) 322-8392.

First Bancshares of Texas, Inc.

Consolidated Statements of Financial Condition

(Dollar amounts in thousands except share and per share data)

	December 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
Assets
Cash and due from banks	$ 18,238	$ 15,727
Interest-bearing deposits in banks	96,389	261,657
Cash and cash equivalents	114,627	277,384
Securities available for sale	206,420	67,845
Securities held to maturity (fair value is $44,637 and $27,977 at December 31, 2022 and December 31, 2021, respectively)	48,733	27,359
Equity securities (at fair value)	421	597
Restricted investments carried at cost	6,953	6,112
Loans held for sale	—	572
Loans, net of allowance for loan losses of $22,206 and $22,552 at December 31, 2022 and December 31, 2021, respectively	1,616,669	1,504,921
Premises and equipment, net	19,727	21,627
Right of use asset, net	5,639	7,239
Deferred tax asset, net	9,805	6,758
Cash surrender value of life insurance	55,981	48,509
Goodwill	54,913	54,913
Core deposit intangible	4,549	5,335
Other assets	17,766	16,428
Total assets	$ 2,162,203	$ 2,045,599
Liabilities and Shareholders' Equity
Liabilities
Noninterest-bearing	$ 804,907	$ 682,846
Interest-bearing	996,017	1,029,858
Total deposits	1,800,924	1,712,704
Securities sold under agreements to repurchase	69,308	53,586
Advances from Federal Home Loan Bank	406	464
Subordinated debt	3,093	3,093
Lease liability	6,036	7,611
Accrued expenses and other liabilities	7,549	6,413
Total liabilities	1,887,316	1,783,871
Shareholders' Equity
Common stock, $1 par value; 35,000,000 shares authorized; 16,912,060 and 16,819,019 shares issued at December 31, 2022 and December 31, 2021, respectively	16,912	16,819
Capital surplus	152,379	150,908
Treasury stock, at cost, 0 and 4,387 shares at December 31, 2022 and December 31, 2021, respectively	—	(77)
Retained earnings	115,975	94,156
Accumulated other comprehensive income (loss), net of tax	(10,379)	(78)
Total shareholders' equity	274,887	261,728
Total liabilities and shareholders' equity	$ 2,162,203	$ 2,045,599

First Bancshares of Texas, Inc.

Consolidated Statements of Income

(Dollar amounts in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Interest Income
Loans, including fees	$ 25,357	$ 20,793	$ 89,747	$ 84,570
Debt securities:
Taxable	1,251	297	4,343	1,262
Tax-exempt	85	107	375	494
Deposits in other banks	1,078	107	2,094	440
Federal Funds sold Interest	—	—	—	—
Other interest	97	95	395	370
Total interest income	27,868	21,399	96,954	87,136
Interest Expense
Deposits	3,036	814	6,577	3,624
Subordinated debentures	51	24	147	95
Repurchase agreements	314	75	765	242
Advances & other borrowings	2	3	18	13
Total interest expense	3,403	916	7,507	3,974
Net Interest Income	24,465	20,483	89,447	83,162
Provision for Loan Losses	50	282	650	2,957
Net Interest Income After Provision for Loan Losses	24,415	20,201	88,797	80,205
Noninterest Income
Service charges on deposit accounts	330	335	1,331	1,243
Other service charges and fees	788	702	2,956	2,711
Gain on sales of loans	78	75	395	398
Trust department income	393	196	1,227	666
Net gain (loss) on securities transactions	22	6	(176)	211
Other income	571	586	4,112	1,463
Total noninterest income	2,182	1,900	9,845	6,692
Noninterest Expense
Salaries and employee benefits	6,674	6,987	28,564	28,388
Occupancy and equipment	1,531	1,592	6,465	6,655
Professional fees	1,275	918	3,174	3,889
IT and data processing	756	548	2,735	2,253
Advertising	324	297	1,300	1,230
FDIC assessment	241	176	1,009	740
Other expenses	2,152	6,496	8,140	12,520
Total noninterest expense	12,953	17,014	51,387	55,675
Income Before Income Taxes	13,644	5,087	47,255	31,222
Provision for Income Taxes	2,554	955	9,403	6,310
Net Income	$ 11,090	$ 4,132	$ 37,852	$ 24,912

First Bancshares of Texas, Inc.

Consolidated Statements of Income (Continued)

(Dollar amounts in thousands except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Per Share Data:
Basic earnings per common share	0.66	0.25	2.25	1.48
Diluted earnings per common share	0.65	0.24	2.24	1.47
Dividends per share	0.80	0.05	0.95	0.95